FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: April 30, 2008

Exhibit 99.1

Vimicro Reports Fourth Quarter 2007, Fiscal Year 2007 and First Quarter 2008 Financial Results

BEIJING – April 29, 2008 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced financial results for the fourth quarter of 2007, the fiscal year ended December 31, 2007 and the first quarter ended March 31, 2008.

Fourth Quarter and Fiscal Year 2007

Net revenue in the fourth quarter of 2007 was $24.3 million as compared to $25.1 million reported in the third quarter of 2007 and $34.2 million in the fourth quarter of 2006.

Net income in the fourth quarter of 2007, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $1.4 million, compared with net income of $0.3 million in the third quarter of 2007 and $1.6 million in the fourth quarter of 2006. Diluted earnings per ADS (each representing four ordinary shares) were $0.04, compared with earnings per ADS of $0.01 in the third quarter of 2007 and $0.04 in the fourth quarter of 2006.

Non-GAAP net income in the fourth quarter, which excluded $0.5 million in share-based compensation expense, was $1.9 million, compared to net income of $1.9 million in the third quarter of 2007 and $2.9 million in the fourth quarter of 2006. Non-GAAP diluted earnings per ADS for the fourth quarter of 2007 were $0.05, compared with earnings per ADS of $0.05 in the third quarter of 2007 and $0.08 in the fourth quarter of 2006.

For the fiscal year ended December 31, 2007, net revenue was $92.8 million as compared to $126.6 million in the fiscal year ended December 31, 2006. Fiscal year 2007 net loss, prepared in accordance with U.S. GAAP, was $2.0 million, compared with net income of $9.7 million in fiscal year 2006. Non-GAAP net income for fiscal year 2007 was $2.9 million, which excluded $4.9 million for the amortization of stock-based compensation expenses, as compared to non-GAAP net income of $13.2 million in 2006, which excluded $3.5 million for the amortization of stock-based compensation expenses. Diluted loss per ADS for the fiscal year 2007 was ($0.06) and non-GAAP diluted earnings per ADS for the fiscal year 2007 were $0.08.

First Quarter 2008

Net revenue in the first quarter of 2008 was $16.2 million as compared to $16.9 million reported in the first quarter of 2007.

First quarter 2008 net loss prepared in accordance with U.S. GAAP was $3.2 million, compared with a loss of $3.8 million in the first quarter of 2007. The US GAAP loss per ADS (each representing four ordinary shares) was ($0.09), compared with a loss of ($0.11) per ADS in the first quarter of 2007.

Non-GAAP net loss in the first quarter, which excluded $1.8 million in share-based compensation expense, was $1.4 million compared with a loss of $2.5 million in the first quarter of 2007. Non-GAAP loss per ADS for the first quarter of 2008 was ($0.04) compared with a loss of ($0.07) per ADS in the first quarter of 2007.

“2007 was a challenging year for Vimicro as a combination of factors impacted our results throughout the year,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Our revenue during the year was primarily affected by our strategic decision to transition away from third-party sensor business and to apply a greater focus on our own products. In addition, we also experienced pressure on average selling prices resulting from a competitive environment in our PC camera business. However, despite these factors, we were able to maintain our market share and leading position within the PC camera and mobile multimedia markets, while at the same time we invested heavily in R&D to further strengthen our product pipeline and expand our addressable markets.”

Deng further commented, “Additionally, similar to the first quarter last year, our results were impacted by seasonality within our customer base and end markets as well as that associated with the New Year holiday in China. Looking forward to the second quarter and the remainder of 2008, we are encouraged by our prospects and expect healthy growth throughout the year driven by strength within our embedded notebook camera product line, as well as growth within the mobile, personal media player and surveillance camera markets.”

Business Outlook

For the second quarter of 2008, Vimicro expects revenue to range between $22 million and $24 million.

Fourth Quarter, Fiscal Year 2007 and First Quarter 2008 Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today, April 29, 2008, at 5:30 p.m., Eastern Time, to discuss the Company’s fourth quarter 2007, fiscal year 2007 and first quarter 2008 financial results. Investors and other interested parties may access the call by dialing 800-638-4930 (or +1-617-614-3944 outside of the U.S.), with the pass code 82115850, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until May 6, 2008 at midnight (ET). The replay number is 888-286-8010 with a pass code of 29162053. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 29, 2008, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of December 31, 2007 and March 31, 2008, depending on the period discussed (the fourth quarter of 2007 and the first quarter of 2008), which were RMB 7.3046 to US$1.00 and RMB 7.019 to US$1.00, respectively.

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2008 Q1	2007 Q4	2007 Q3
	(unaudited)	(unaudited)	(unaudited)
Net Revenue	16,234	24,281	25,096
Cost of revenue	(11,108)	(16,940)	(17,301)
Gross Profit	5,126	7,341	7,795
Operating expenses*
Research and development, net	(5,668)	(4,068)	(5,244)
Sales and marketing	(1,126)	(897)	(1,208)
General and administrative	(2,963)	(2,642)	(2,456)
(Loss) income from operations	(4,631)	(266)	(1,113)

	2008 Q1	2007 Q4	2007 Q3
	(unaudited)	(unaudited)	(unaudited)
Other income (expense):
Interest income	772	831	1,009
Others, net	631	697	373
(Loss) income before income taxes and share of loss of associated company and minority interest	(3,228)	1,262	269
Income taxes expense	—	99	(5)
Net (loss) income before share of loss of associated company and minority interest	(3,228)	1,361	264
Share of gain of associated company, net of tax	—	—	1
Net (loss) income before minority interest	(3,228)	1,361	265
Net (loss) income	(3,228)	1,361	265
Other comprehensive income (loss):
Foreign currency translation adjustment	2,392	1,565	665
Comprehensive (loss) income	(836)	2,926	930
(Loss) income per share
—Basic	(0.02)	0.01	0.00
—Diluted	(0.02)	0.01	0.00
(Loss) income per ADS
—Basic	(0.09)	0.04	0.01
—Diluted	(0.09)	0.04	0.01
Weighted average number of ordinary shares outstanding
—Basic	140,059,154	139,947,513	139,912,263
—Diluted	140,059,154	143,316,622	143,674,362
Weighted average number of ADS outstanding
—Basic	35,014,788	34,986,878	34,978,066
—Diluted	35,014,788	35,829,155	35,918,590

* Components of share-based compensation expenses are included in the following expense captions:

Research and development	(700)	(17)	(849)
Sales and marketing	(261)	(46)	(211)
General and administrative	(835)	(511)	(592)

	2007 Q1	2006 Q4
	(unaudited)	(unaudited)
Net revenue	16,880	34,194
Cost of revenue	(11,633)	(24,993)
Gross profit	5,247	9,201
Operating expenses*
Research and development, net	(5,708)	(4,909)
Sales and marketing	(1,394)	(1,373)
General and administrative	(2,776)	(2,326)
(Loss) income from operations	(4,631)	593
Other income (expense):	1,096	1,170
Interest income	(353)	(267)
Others, net
(Loss) income before income taxes and share of loss of associated company and minority interest	(3,888)	1,496
Income taxes expense	53	133
Net (loss) income before share of loss of associated company and minority interest	(3,835)	1,629
Share of gain of associated company, net of tax	—	(28)
Net (loss) income before minority interest	(3,835)	1,601
Net (loss) income	(3,835)	1,601
Other comprehensive income (loss):
Foreign currency translation adjustment	453	563
Comprehensive (loss) income	(3,382)	2,164
(Loss) income per share
—Basic	(0.03)	0.01
—Diluted	(0.03)	0.01
(Loss) income per ADS
—Basic	(0.11)	0.05
—Diluted	(0.11)	0.04
Weighted average number of ordinary shares outstanding
—Basic	139,435,920	138,637,328
—Diluted	139,435,920	146,334,096
Weighted average number of ADS outstanding
—Basic	34,858,980	34,659,332
—Diluted	34,858,980	36,583,524

* Components of share-based compensation expenses are included in the following expense captions:

Research and development	(682)	(698)
Sales and marketing	(206)	(196)
General and administrative	(448)	(394)

	FY2007	FY2006
	(unaudited)	(unaudited)
Net revenue	92,753	126,564
Cost of revenue	(64,290)	(86,183)
Gross profit	28,463	40,381
Operating expenses*
Research and development, net	(20,039)	(17,320)
Sales and marketing	(4,668)	(5,365)
General and administrative	(10,431)	(10,863)
(Loss) income from operations	(6,675)	6,833
Other income (expense):
Interest income	4,001	4,281
Others, net	570	(881)
(Loss) income before income taxes and share of loss of associated company and minority interest	(2,104)	10,233
Income taxes expense	99	(530)
Net (loss) income before share of loss of associated company and minority interest	(2,005)	9,703
Share of gain of associated company, net of tax	1	(31)
Net (loss) income before minority interest	(2,004)	9,672
Net (loss) income	(2,004)	9,672
Other comprehensive income (loss):
Foreign currency translation adjustment	3,380	1,391
Comprehensive (loss) income	1,376	11,063
(Loss) income per share
—Basic	(0.01)	0.07
—Diluted	(0.01)	0.07
(Loss) income per ADS
—Basic	(0.06)	0.28
—Diluted	(0.06)	0.26
Weighted average number of ordinary shares outstanding
—Basic	139,709,890	137,592,825
—Diluted	139,709,890	146,962,266
Weighted average number of ADS outstanding
—Basic	34,927,472	34,398,206
—Diluted	34,927,472	36,740,567

* Components of share-based compensation expenses are included in the following expense captions:

Research and development	(2,240)	(2,266)
Sales and marketing	(654)	(436)
General and administrative	(2,053)	(786)

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	3/31/2008	12/31/2007	9/30/2007
	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash	114,414	116,958	119,849
Accounts receivable, net	3,399	5,842	6,200
Notes receivable	—	297	97
Inventories, net	17,407	13,443	12,418
Prepayments and other current assets, net	3,989	2,898	2,481
Deferred tax assets	294	283	177
Total current assets	139,503	139,721	141,222
Investment in an associated company	164	157	153
Property, equipment and software, net	8,361	8,249	9,668
Other assets	8,160	5,904	1,884
Total assets	156,188	154,031	152,927
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	8,543	7,853	8,150
Taxes payable	1,271	1,226	1,058
Advances from customers	767	154	137
Due to an associated company	60	60	58
Accrued expenses and other current liabilities	3,359	3,510	5,694
Deferred grants	—	—	67
Total current liabilities	14,000	12,803	15,164
Non-current liabilities:
Deferred tax liabilities	26	26	30
Total liabilities	14,026	12,829	15,194
Shareholders’ equity:
Ordinary shares, $.0001 par value. 140,318,046 and 140,301,378 shares issued and outstanding as of March 31, 2008 and December 31, 2007, respectively	14	14	14
Additional paid-in capital	138,214	136,418	135,875
Accumulated other comprehensive income	7,759	5,367	3,802
Accumulated deficit	(6,607)	(3,379)	(4,690)
Statutory reserve	2,782	2,782	2,732
Total shareholders’ equity	142,162	141,202	137,733
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	156,188	154,031	152,927

	3/31/2007	12/31/2006
	(unaudited)	(unaudited)
Assets
Current assets:
Cash	114,717	114,834
Accounts receivable, net	4,315	6,315
Notes receivable	1,191	2,435
Inventories, net	11,893	11,955
Prepayments and other current assets, net	2,646	3,353
Deferred tax assets	224	170
Total current assets	134,986	139,062
Investment in an associated company	148	146
Property, equipment and software, net	10,119	8,498
Other assets	834	644
Total assets	146,087	148,350
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	5,980	5,379
Taxes payable	1,085	1,500
Advances from customers	238	246
Due to an associated company	56	56
Accrued expenses and other current liabilities	5,760	6,072
Deferred grants	127	210
Total current liabilities	13,246	13,463
Non-current liabilities:
Deferred tax liabilities	30	30
Total liabilities	13,276	13,493
Shareholders’ equity:
Ordinary shares, $.0001 par value. 140,318,046 and 140,301,378 outstanding as of March 31, 2008 and December 31, 2007, respectively	14	14
Additional paid-in capital	132,785	131,449
Accumulated other comprehensive income	2,440	1,987
Accumulated deficit	(5,160)	(1,325)
Statutory reserve	2,732	2,732
Total shareholders’ equity	132,811	134,857
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	146,087	148,350

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data,unaudited)

	Three months ended March 31, 2008			Three months ended December 31, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
(Loss) income from operations	(4,631)	1,796	(2,835)	(266)	574	308
Net (loss) income	(3,228)	1,796	(1,432)	1,361	574	1,935
Diluted (loss) income per ADS	(0.09)	0.05	(0.04)	0.04	0.01	0.05

	Three months ended September 30, 2007			Three months ended March 31, 2007
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
(Loss) income from operations	(1,113)	1,653	540	(4,631)	1,336	(3,295)
Net (loss) income	265	1,653	1,918	(3,835)	1,336	(2,499)
Diluted (loss) income per ADS	0.01	0.04	0.05	(0.11)	0.04	(0.07)

				Three months ended December 31, 2006
				GAAP Result	Adjustment	Non-GAAP Result
(Loss) income from operations				593	1,288	1,881
Net (loss) income				1,601	1,288	2,889
Diluted (loss) income per ADS				0.04	0.04	0.08

	Twelve months ended December 31, 2007			Twelve months ended December 31, 2006
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
(Loss) income from operations	(6,675)	4,947	(1,728)	6,833	3,488	10,321
Net (loss) income	(2,004)	4,947	2,943	9,672	3,488	13,160
Diluted (loss) income per ADS	(0.06)	0.14	0.08	0.26	0.10	0.36

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group Investor Relations

Ryan Bright

Tel:+1-972.239.5119 ext. 159

Email: rbright@sheltongroup.com